Pricing Supplement dated January 14, 2009
(To the Prospectus dated January 5, 2007; Prospectus
Supplement dated February 28, 2007; and Product Prospectus
Supplement dated December 10, 2008)

================================================================================

[RBC LOGO]                                  $110,000
                                      Royal Bank of Canada
                            Senior Global Medium-Term Notes, Series C
                               Buffered Reverse Convertible Notes

================================================================================

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus January 5, 2007, the product prospectus supplement dated December 10, 2008 and the prospectus supplement dated February 28, 2007.

General: This pricing supplement relates to one (1) Reverse Convertible Note ("RevCon") offering.

Issuer:                       Royal Bank of Canada ("Royal Bank")

Issue:                        Senior Medium-Term Notes, Series C

Pricing Date:                 January 14, 2009

Issuance Date:                January 20, 2009

Denominations:                Minimum denomination of $1,000, and integral
                              multiples of $1,000 thereafter.

Deposit Currency              U.S. Dollars

Coupon Payment:               Each coupon will be paid in equal monthly
                              payments. (30/360)

Coupon Payment Date (s):      The coupon will be paid on the 20th day of each
                              month during the term of the note except for the final coupon, which will be paid on the Maturity
                              Date.

Valuation Date:               April 15, 2009

Maturity Date:                April 20, 2009

Automatic Call Provision:     Not Applicable

Buffer Price:                 The Buffer Level times the Initial Reference Stock
                              Price.

Buffer Level:                 For each Reference Stock, expressed as a
                              percentage of the Initial Reference Stock Price as specified below.

Buffer Amount:                An amount equal to one minus the Buffer Level

Monitoring Method:            Close of Trading Day

Monitoring Period:            Valuation Date

Reference Stock:
   No.     Principal     Reference Stock                    Ticker   Coupon    Strike     Buffer     Term        CUSIP
   ---     ---------     ---------------                    ------   -------   ------     ------     ----        -----
            Amount                                                    Rate     Price      Price
            ------                                                    ----     -----      -----
   1116    $110,000      Wells Fargo & Company              WFC      10.00%    $23.07     $18.46     3 month    78008GXU1

Term:                         As set forth above

Initial Share Price:          The price of the Reference Stock on the Pricing
                              Date.

Final Share Price:            The price of the Reference Stock on the Valuation
                              Date.

Payment at Maturity (if held  Payment at maturity will be based on the
to maturity):                 performance of the Reference Stock specified
                              above. For each $1,000 principal amount of the notes, you will receive $1,000 plus any accrued and unpaid interest at maturity unless the Final
                              Share Price is less than the Buffer Price.

                              If the Final Share Price is less than the Buffer Price then, at maturity you will receive, instead of the principal amount of the notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount, as calculated below, plus an amount in cash equal to the principal amount times the Buffer Amount, or, at our election, the Cash Delivery Amount, as calculated below, plus an amount in cash equal to the principal amount times the Buffer Amount. You will also receive at maturity any accrued and unpaid interest. If we deliver shares of the Reference Stock, fractional shares will be paid in cash.

                              The market value of the Physical Delivery Amount or the Cash Delivery Amount, plus an amount in cash equal to the principal amount times the Buffer Amount will be less than the principal amount of the notes. Of your principal amount, you could lose up to an amount equal to the principal amount multiplied by the Buffer Level.

                              The Notes do not guarantee any return of your principal amount at maturity. Instead, the return at maturity is based on the Final Share Price.

Physical Delivery Amount:     For each $1,000 principal amount, a number of
                              shares of the Reference Stock equal to the principal amount divided by the Initial Share
                              Price. If this number is not a round number then the number of shares of the Reference Stock to be delivered will be rounded down and the fractional part shall be paid in cash.

Cash Delivery Amount:         For each $1,000 principal amount, the amount in
                              cash equal to the cash value of the Reference
                              Stock equal to the Physical Delivery Amount. The
                              Cash Delivery Amount shall equal the product of the Physical Delivery Amount, as calculated above, multiplied by the Final Reference Stock Price.

Secondary Market:             RBC Capital Markets Corporation (or one of its
                              affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issuance Date. The amount that an investor may receive upon sale of their Notes prior to maturity may be less than the principal amount of such Notes.

Calculation Agent:            The Bank of New York

Listing:                      None

Settlement:                   DTC global notes

Terms Incorporated In the     All of the terms appearing above the item
Master Note                   captioned "Secondary Market" on the cover page of
                              this pricing supplement and the terms appearing under the caption "Specific Terms of the Reverse
                              Convertible Notes" in the product supplement with respect to reverse convertible notes dated
                              December 10, 2008.

Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-1 of the product prospectus supplement dated December 10, 2008 and "Selected Risk Considerations" in this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you will experience an immediate and substantial decline in the value of your notes on the issue date.



The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.




                                                                                           Proceeds to Royal Bank of
                                    Price to Public              Agent's Commission                 Canada
                                    ---------------              ------------------                 ------
RevCon#1116                               100%                         1.625%                       98.375%
                                        $110,000                     $1,787.50                    $108,212.50




                         RBC Capital Markets Corporation
                                January 14, 2009

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.



                     ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated December 10, 2008, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated December 10, 2008, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm

o    Product Prospectus Supplement dated December 10, 2008:
     http://sec.gov/Archives/edgar/data/1000275/000121465908000498/
     f22780424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.








Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual Reference Stock performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock on the Valuation Date relative to its price on the Pricing Date. We cannot predict the Reference Stock performance.

The following Table of Hypothetical Values at Maturity demonstrates the hypothetical amount payable at maturity based on the assumptions outlined below. Some amounts are rounded and actual returns may be different

Assumptions:
o Investor purchases $1,000 principal amount of Notes on the initial valuation date at the initial public offering price and holds the Notes to maturity.
o No market disruption events, antidilution adjustments, reorganization events or events of default occur during the term of the Notes.
Initial Price: $100
Buffer Level: 80%
Buffer Price: $80.00
Buffer Amount: 20%
Physical Delivery Amount as calculated by the following formula: 10 x ($1,000 / Initial Share Price) Cash payment: $200 ($1,000 x (100% - Buffer Level))



   ------------------------------------------------------------------------
      Hypothetical          Hypothetical
       Change in             Payment at               Hypothetical
     Share Price (as          Maturity            Payment at Maturity
     a % of Initial          (as a % of       -----------------------------
      Share Price)           Principal)       # of Shares    Cash Payment
   ------------------------------------------------------------------------

          100%                 100%              None           $1,000
           80%                 100%              None           $1,000
           60%                 100%              None           $1,000
           40%                 100%              None           $1,000
           20%                 100%              None           $1,000
            0%                 100%              None           $1,000
           -5%                 100%              None           $1,000
          -10%                 100%              None           $1,000
          -15%                 100%              None           $1,000
          -20%                 100%              None           $1,000
   ------------------------------------------------------------------------
          -25%                  -5%               10             $200
          -30%                 -10%               10             $200
          -35%                 -15%               10             $200
          -40%                 -20%               10             $200
          -45%                 -25%               10             $200
          -50%                 -30%               10             $200
         -100%                 -80%               10             $200
   ------------------------------------------------------------------------



The payments at maturity shown above are entirely hypothetical; they are based on market prices for the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical payments at maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered Notes or on an investment in the Reference Stock. Please read "Additional Risk Factors Specific to Your Notes" and "Hypothetical Returns on Your Notes" in the accompanying product prospectus supplement dated December 10, 2008.

Certain U.S. Federal Income Tax Considerations:

     o RevCon 78008GXU1 (WFC): 1.08% of each stated interest payment (10.00% in total) will be treated as an interest payment and 8.92% of each stated interest payment (10.00% in total) will be treated as payment for the Put Option for U.S. federal income tax purposes.

Payments on your Notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your Notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option sold, by the investor (with an implicit option premium paid over time to the investor). The discussion in this paragraph does not modify or affect the terms of the offered Notes or the United States or Canadian income tax treatment of the offered Notes as described under "Supplemental Discussion of Canadian Tax Consequences" and "Supplemental Discussion of Federal Income Tax Consequences" in the accompanying product prospectus supplement dated December 10, 2008.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the section "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated December 10, 2008. In addition to the risks described in the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated December 10, 2008, you should consider the following:

o Market Disruption Events and Adjustments --The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement dated December 10, 2008. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see "General Terms of the Reverse Convertible Notes--Consequences of Market Disruption Events" in the product prospectus supplement dated December 10, 2008.

o You May Lose Some or All of Your Principal Amount -- You may receive a lower payment at maturity than you would have received if you had invested in the Reference Stock directly. If the Reference Stock performance is not positive, you may receive a payment at maturity of less than the principal amount of your Notes.

o Limited Protection Against Loss --You will receive the full principal amount of your investment at maturity only if the Final Reference Stock Price does not close below the Buffer Price. Your investment will be fully exposed to any decline in the value of the Reference Stock beyond the Buffer Level. You may lose an amount equal to your principal amount multiplied by the Buffer Level if the Final Reference Stock Price of the Reference Stock declines below the Buffer Price.

o Return Limited to Coupon--Your return is limited to the coupon payments. You will not participate in any appreciation in the value of the Reference Stock.

o The Inclusion in the Purchase Price of the Notes of A Selling Concession and of Royal Bank's Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity -- The price at which you purchase of the notes includes a selling concession (including a broker's commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

Information Regarding the Issuers of the Reference Stocks

The Reference Stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding the issuer of the Reference Stock is derived from publicly available information.

We make no representation or warranty as to the accuracy or completeness of reports filed by the issuer with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

     o Wells Fargo & Company is a financial holding company and a bank holding company. It is a diversified financial services company. It provides retail, commercial and corporate banking services through banking stores located in 23 states. It provides other financial services through subsidiaries engaged in various businesses, principally wholesale banking, mortgage banking, consumer finance, equipment leasing, agricultural finance, commercial finance, securities brokerage and investment banking, insurance agency and brokerage services, computer and data processing services, trust services, investment advisory services and venture capital investment. It has three segments: Community Banking, Wholesale Banking and Wells Fargo Financial. Effective December 31, 2008, Wells Fargo & Co. announced that it has completed its merger with Wachovia Corporation.

               o Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-02979

                             Historical Information

The graph below sets forth the historical performances of the Reference Stock. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing price of the Reference Stock. The information provided in the table is for the four quarters of 2005, 2006, 2007 and 2008 as well as for the period from January 1, 2009 through January 14, 2009. (No price provided in the table for a particular period indicates that such Reference Stock was not traded at such time.)

     We obtained the information regarding the historical performance of the Reference Stock in the chart below from Bloomberg Financial Markets and FactSet Research Systems Inc.

     We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and FactSet Research Systems Inc. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the Reference Stock on the Valuation Date. We cannot give you assurance that the performance of the Reference Stock will result in any return in addition to your initial investment.

                             Wells Fargo & Co (WFC)
                                (Jan-99 - Jan-08)
                                 [CHART OMITTED]



    Period-          Period-End          High Intra-Day             Low Intra-Day           Period-End Closing
  Start Date            Date              Price of the               Price of the              Price of the
                                       Reference Stock in         Reference Stock in        Reference Stock in
                                              ($)                        ($)                       ($)
  ----------            ----                  ---                        ---                       ---
  01/01/2005         03/31/2005              31.375                     29.075                    29.9
  04/01/2005         06/30/2005              31.11                      28.885                    30.79
  07/01/2005         09/30/2005              31.435                     29                        29.285
  10/01/2005         12/30/2005              32.35                      28.81                     31.415

  01/01/2006         03/31/2006              32.755                     30.31                     31.935
  04/01/2006         06/30/2006              34.855                     31.9                      33.54
  07/01/2006         09/29/2006              36.89                      33.355                    36.18
  09/30/2006         12/29/2006              36.99                      34.9                      35.56

  01/01/2007         03/30/2007              36.64                      33.01                     34.43
  03/31/2007         06/29/2007              36.49                      33.93                     35.17
  06/30/2007         09/28/2007              37.99                      32.66                     35.62
  09/29/2007         12/31/2007              37.78                      29.29                     30.19

  01/01/2008         03/31/2008              34.56                      24.38                     29.1
  04/01/2008         06/30/2008              32.4                       23.46                     23.75
  07/01/2008         09/30/2008              44.675                     20.46                     37.53
  10/01/2008         12/31/2008              38.95                      19.89                     29.48

  01/01/2009         01/14/2009              30.47                      22.7                      23.07


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        Supplemental Plan of Distribution

     We expect that delivery of the Notes will be made against payment for the Notes on or about January 20, 2009, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

Supplemental Discussion of Canadian Tax Consequences

The following section supplements the tax discussion under the accompanying prospectus dated January 5, 2007, prospectus supplement dated February 28, 2007 and product prospectus supplement dated December 10, 2008 and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus).

Based on the current administrative practices and policies of the Canada Revenue Agency, interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act") to be paid or credited on a Note to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.


Anti-dilution Adjustments

Anti-dilution adjustments shall be determined according to "General Terms of the Reverse Convertible Notes--Anti-dilution Adjustments" beginning on page PS-10 of the product prospectus supplement dated December 10, 2008, except that, in connection with reverse stock splits, the Initial Reference Stock Price will not be adjusted, unless the reverse stock split occurs after the Pricing Date and on or before the Valuation Date.

               No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

                                    $110,000




                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

                            Reverse Convertible Notes



                                January 14, 2009